UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-13580

CUSIP NUMBER 864739107

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SUFFOLK BANCORP

(Full name of registrant)

N/A

(Former name if applicable)

4 West Second Street

(Address of principal executive office (street and number))

Riverhead, New York 11901

(City, state and zip code)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) ☐

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 10-Q, N-SAR or N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Suffolk Bancorp (“Suffolk”) has determined it is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2011 (the “Form 10-Q”) within the prescribed time without unreasonable effort or expense. As previously announced by Suffolk on May 11, 2011, following the end of the first quarter of this year, management identified possible deficiencies and/or weaknesses in Suffolk’s internal controls with respect to credit administration and credit risk management, primarily with respect to the timing of the recognition of credit risk, as well as with regard to risk rating, which affected the computation of the allowance for loan losses. As part of its efforts to resolve the identified issues, Suffolk has retained independent consultants to review Suffolk’s loan files to assist management in validating or correcting this computation. As a result of this review, Suffolk has determined that the allowance for loan losses should be adjusted in certain prior periods and this determination has an effect on the ability to file the Form 10-Q. Suffolk intends to file appropriate disclosure related to prior periods on Form 8-K within the timeframe required.

Suffolk intends to file its Form 10-Q as promptly as practicable following the completion of this review.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Douglas Ian Shaw	(631)	208-2400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

Suffolk has not yet filed its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Change:

Suffolk expects pretax earnings for the quarter ended June 30, 2011 of approximately $4.6 million on $1.554 billion of average earning assets, compared to pretax earnings of $6.6 million during second quarter 2010. The change from the second quarter of 2010 was attributable to reduced net interest income as well as greater expenses for compliance, legal, and professional services.

Suffolk further expects that its allowance for loan losses at June 30, 2011 will total approximately $49.6 million or 4.68% of net loans at compared to $20.9 million or 1.8% of net loans at June 30, 2010. The preliminary determination as of June 30, 2011 was made on the basis of a detailed review of approximately 65 percent of the commercial and industrial, and commercial real estate loan portfolios. This review was conducted during a six-week period prior to quarter-end, and considered current appraisals made during the previous twelve months for all commercial real estate loans in excess of $1 million.

Suffolk believes that its banking subsidiary remained “well-capitalized” as of June 30, 2011 as defined in 12 CFR 6.4, and that it met the Individual Minimum Capital Ratios as determined previously in agreement with regulators.

This form includes statements which look to the future. These remarks are based on current plans and expectations. They are subject, however, to a variety of uncertainties that could cause future results to vary materially from Suffolk’s historical performance, or from current expectations. Factors affecting Suffolk include particularly, but are not limited to: results of regulatory examinations; any failure by us to comply with our written agreement with the OCC or the individual minimum capital ratios for the Bank established by the OCC; potential litigation or regulatory action relating to the matters described above; the results of the review described in Part III above; any need to restate financial statements for prior periods and the consequences thereof; and the potential that net charge-offs are higher than expected or previously reported, or for further increases in our provision for loan losses.

SUFFOLK BANCORP
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2011.	By:	/s/ Douglas Ian Shaw
Douglas Ian Shaw Senior Vice President and Corporate Secretary